Exhibit 99.3

SUPPLEMENT DATED 2nd NOVEMBER 2006

TO THE PROSPECTUS DATED 13th JANUARY 2006

Imperial Tobacco Finance PLC

(Incorporated with limited liability in England and Wales with registered number 3214426)

Imperial Tobacco Finance (2) PLC

(Incorporated with limited liability in England and Wales with registered number 05667337)

€10,000,000,000

Debt Issuance Programme

Irrevocably and unconditionally guaranteed by

Imperial Tobacco Group PLC

(Incorporated with limited liability in England and Wales with registered number 3236483)

This Supplement (the Supplement) to the Prospectus dated 13th January 2006 which comprises a base prospectus (the Prospectus), constitutes a supplementary prospectus for the purposes of Section 87G of the Financial Services and Markets Act 2000 (the FSMA) and is prepared in connection with the Debt Issuance Programme (the Programme) established by Imperial Tobacco Finance PLC and Imperial Tobacco Finance (2) PLC as issuers (the Issuers) and Imperial Tobacco Group PLC as guarantor (the Guarantor).  Terms defined in the Prospectus have the same meaning when used in this Supplement.

This Supplement is supplemental to, and should be read in conjunction with, the Prospectus and any other supplements to the Prospectus issued by the Issuers.

Each of the Issuers and the Guarantor accepts responsibility for the information contained in this Supplement.  To the best of the knowledge of each of the Issuers and the Guarantor (which have taken all reasonable care to ensure that such is the case) the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

On 31st October 2006, the Guarantor published its preliminary results for the financial year ended 30th September 2006.  A copy of those preliminary results has been filed with the Financial Services Authority and, by virtue of this Supplement, those preliminary results are incorporated in, and form part of, the Prospectus.  Copies of all documents incorporated by reference in the Prospectus can be obtained from the Paying Agent in London as described on page 52 of the Prospectus.

To the extent that there is any inconsistency between (a) any statement contained in this Supplement or any statement incorporated by reference in the Prospectus by this Supplement and (b) any other statement in or incorporated by reference in the Prospectus, the statements referred to in (a) will prevail.

Save as disclosed in this Supplement, since the publication of the Prospectus no other significant new factor has arisen, nor any material mistake or inaccuracy relating to information included in the Prospectus been noted, which may require the submission of a supplementary prospectus in accordance with section 87G of the FSMA.